Exhibit 12.02



NEW NSP
STATEMENT OF COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES

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

                                12 Months
                                  Ended
                                 6/30/95       1994          1993         1992
                                            (Thousands of dollars)
Earnings
  Income from continuing
  operations before accounting
  change                          $169,248     $173,022      $171,904     $127,564
Add
  Taxes based on income (1)        103,465      108,422       107,743       67,503
  Fixed charges                     99,028       87,164        92,169       91,674

       Earnings                   $371,741     $368,608      $371,816     $286,741


Fixed charges
  Interest charges per
    statement of income            $99,028      $87,164       $92,169      $91,674


Ratio of earnings to fixed
  charges                              3.8          4.2           4.0          3.1

(1) Includes income taxes included in Other Income (Expense) - Net.
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